                      SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C.  20549

                                --------------

                                SCHEDULE 13D/A

                  Under the Securities Exchange Act of 1934

                              (Amendment No. 15)

                              Giant Group, Ltd.
                              -----------------
                               (Name of Issuer)

                    Common Stock, par value $.01 per share
                    --------------------------------------
                        (Title of Class of Securities)

                                374503 1 10 0
                    --------------------------------------
                                (CUSIP Number)

                               Andrew F. Puzder
                 Executive Vice President and General Counsel

                      Fidelity National Financial, Inc.
                           17911 Von Karman Avenue
                          Irvine, California  92714
                             Tel. (714) 622-5000

                (Name, Address and Telephone Number of Person
              Authorized to Receive Notices and Communications)

                                  Copies to:

                           Lawrence Lederman, Esq.
                       Milbank, Tweed, Hadley & McCloy
                          One Chase Manhattan Plaza
                          New York, New York  10005
                             Tel.  (212) 530-5000

                                April 26, 1996
                                --------------
           (Date of Event Which Requires Filing of this Statement)

        If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

        Check the following box if a fee is being paid with the statement / /.


                              Page 1 of 38 Pages

                           Exhibit Index on Page 8

                                  SCHEDULE 13D

CUSIP NO.:  374503 1 10 0

(1)   NAME OF REPORTING PERSON:

      Fidelity National Financial, Inc.

      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:

      IRS No. 86-0498599

(2)   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

      (a)        [ ]
      (b)        [ ]

(3)   SEC USE ONLY

(4)   SOURCE OF FUNDS:  WC

(5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)[ ]

(6)   CITIZENSHIP OR PLACE OF ORGANIZATION:  Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

      (7)  SOLE VOTING POWER:  705,489

      (8)  SHARED VOTING POWER:  0

      (9)  SOLE DISPOSITIVE POWER:  705,489

      (10) SHARED DISPOSITIVE POWER:  0

(11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:  705,489

(12)  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES  [x]

(13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):  14.8(1)

(14)  TYPE OF REPORTING PERSON:  CO



- ----------------

(1)   Based upon 4,778,385 shares of Common Stock outstanding as of March 6,
      1996.


                               Page 2 of 38 Pages

CUSIP NO.:  374503 1 10 0

(1)   NAME OF REPORTING PERSON:

      William P. Foley, II(2)

      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:

      IRS No. ###-##-####

(2)   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

      (a)        [ ]
      (b)        [ ]

(3)   SEC USE ONLY


(4)   SOURCE OF FUNDS:  PF

(5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)[ ]

(6)   CITIZENSHIP OR PLACE OF ORGANIZATION:  United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

      (7)  SOLE VOTING POWER:  0(3)

      (8)  SHARED VOTING POWER: 0

      (9)  SOLE DISPOSITIVE POWER:  0(3)

      (10) SHARED DISPOSITIVE POWER: 0

(11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:  0(3)

(12)  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES  [x]

(13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):  0

(14)  TYPE OF REPORTING PERSON:  IN



- ------------

(2) Mr. Foley owns 21.4% of the outstanding common stock of Fidelity and he is the Chairman of the Board and Chief Executive Officer of Fidelity. By virtue of such stock ownership and positions, Mr. Foley may be deemed a "controlling person" of Fidelity.

(3) Mr. Foley disclaims beneficial ownership of 705,489 shares of Common Stock held by Fidelity. Mr. Foley owns 21.4% of the outstanding common stock of Fidelity, and he is Chairman of the Board and Chief Executive Officer of Fidelity. By virtue of such stock ownership and positions, Mr. Foley may be deemed a "controlling person" of Fidelity.


                               Page 3 of 38 Pages

           This Amendment No. 15 amends the statement on Schedule 13D filed with the Securities and Exchange Commission on December 8, 1995, as heretofore amended (the "Schedule 13D"), with respect to the common stock, par value $0.01 per share, of Giant Group, Ltd. (the "Common Stock"), a corporation having its principal executive offices located at 150 El Camino Drive, Suite 303, Beverly Hills, California 90212 (the "Company"). All capitalized terms not otherwise defined herein shall have the meanings ascribed thereto in the Schedule 13D.

           Other than as set forth herein, there has been no material change in the information set forth in the Schedule 13D.


ITEM 4.    PURPOSE OF TRANSACTION.

           Item 4 of the Schedule 13D is hereby amended to add the following:

           (Q) On April 26, 1996, the Company, Fidelity, CKE Restaurants, Inc. ("CKE"), and the other parties to the Federal Action entered into a Settlement Agreement (the "Settlement Agreement"), in which they agreed to settle all of the litigation between them. The Settlement Agreement provides for the dismissal with prejudice of all claims of the various parties against the other parties in the Action and the release of all such claims and related claims. A copy of the Settlement Agreement is attached as Exhibit 99.18 hereto and is incorporated herein by reference.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

           Item 6 of the Schedule 13D is hereby amended to add the following:

           On April 26, 1996, the Company, Fidelity and CKE entered into a Purchase and Standstill Agreement (the "Purchase and Standstill Agreement"). The Purchase and Standstill Agreement provides, among other things, that the Company will acquire from Fidelity 705,489 shares of Common Stock for $8.625 per share, payable in cash. Fidelity will acquire from the Company 767,807 shares of Rally's common stock for an aggregate purchase price of $638,172.38, payable in cash, representing approximately 4.9% of Rally's outstanding common stock and CKE will acquire from the Company 2,350,432 shares of Rally's common stock for an aggregate purchase price of $4,113,256, payable in cash, representing approximately 15% of Rally's outstanding common stock. Also, Fidelity and CKE will be granted options to buy an additional 1,175,214 shares of Rally's common stock from the Company at an exercise price of $3.00 per share (exercisable for one year) and an additional 1,175,214 shares of Rally's common stock from the Company at an exercise price of $4.00 per share (exercisable for two years). In addition, Rally's will appoint to its Board of Directors William P. Foley, II, Chairman of the Board and Chief Executive Officer of Fidelity and CKE, and C. Thomas Thompson, Carl's Jr.'s President. The purchase by Fidelity and CKE of Rally's common stock and the granting of





                               Page 4 of 38 Pages
the options to purchase additional shares of Rally's common stock to Fidelity and CKE are subject to the completion by Fidelity and CKE of a due diligence review of Rally's (which must be completed no later than May 6, 1996).

           A copy of the Purchase and Standstill Agreement is attached as
Exhibit 99.19 hereto and is incorporated herein by reference. A copy of a press release issued by Fidelity, the Company and CKE Restaurants, Inc. on April 29, 1996, announcing Settlement Agreement is attached as Exhibit 99.20 hereto and is incorporated herein by reference.


ITEM 7.    MATERIAL TO BE FILED AS EXHIBITS.

           Item 7 of the Schedule 13D is hereby amended to add the following:

      99.18 The Settlement Agreement between the Company, Fidelity and CKE Restaurants, Inc. dated April 26, 1996

      99.19 The Purchase and Standstill Agreement between the Company, Fidelity and CKE Restaurants, Inc. dated April 26, 1996

      99.20 The Press Release issued by the Company, Fidelity and CKE Restaurants, Inc. dated April 26, 1996






                               Page 5 of 38 Pages
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                                   SIGNATURE



           After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

April 30, 1996
                                   FIDELITY NATIONAL FINANCIAL, INC.



                                   By: /s/ WILLIAM P. FOLEY, II
                                       --------------------------------
                                       Name:  William P. Foley, II
                                       Title: Chairman of the Board and
                                              Chief Executive Officer





                               Page 6 of 38 Pages

                                   SIGNATURE



           After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

April 30, 1996




                                     /s/ WILLIAM P. FOLEY, II
                                     ----------------------------
                                         William P. Foley, II





                               Page 7 of 38 Pages

                                 EXHIBIT INDEX


      99.18      The Settlement Agreement between the Company, Fidelity
                 and CKE Restaurants, Inc. dated April 26, 1996                Page 9

      99.19      The Purchase and Standstill Agreement between the Company,
                 Fidelity and CKE Restaurants, Inc. dated April 26, 1996       Page 24

      99.20      The Press Release issued by the Company, Fidelity and CKE
                 Restaurants, Inc. dated April 26, 1996                        Page 38





                               Page 8 of 38 Pages